UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **March 19, 2013**

Independence Holding Company
(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

96 Cummings Point Road
Stamford, CT 06902
(Address of principal executive offices, including zip code)

(203) 358-8000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Compensatory Arrangements of Certain Officers

(e)   On March 19, 2013, Independence Holding Company (the "Company") entered into Amended and Restated Stock Option Agreements with certain officers, in which the stock option award agreements executed on March 19, 2008 and entered into pursuant to the Company's 2006 Stock Incentive Plan were amended in recognition of such officers' efforts. Specifically, and effective as of March 19, 2013, the terms of the options granted to the following officers of the Company were revised as follows: (i) for Roy T.K. Thung (President and CEO), the number of shares subject to his options was increased from 75,000 to 82,500 shares to take into account the 10% stock dividend that was paid on February 17, 2012; (ii) for each of Teresa A. Herbert (CFO), David T. Kettig (COO), Jeffrey C. Smedsrud (Chief Marketing and Strategy Officer) and Larry R. Graber (Chief Life and Annuity Actuary), the number of shares subject to the their respective options was increased from 25,000 to 27,500 shares to take into account the 10% stock dividend that was paid on February 17, 2012; (iii) for each of the foregoing officers, the expiration date of the options was extended from March 19, 2013 to March 19, 2018; and (iv) for each of the foregoing options, the vesting period was changed from vesting in three equal annual installments commencing on March 19, 2009 to vesting in two equal annual installments commencing March 19, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

Date: March 19, 2013

By: _/s/ Adam C. Vandervoort_

Name: Adam C. Vandervoort
Title: Corporate Vice President,
General Counsel and Secretary